
03025163

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 3 0 2003
WASH, D.C.
155
SECTION

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

HARDINGE INC. SAVINGS PLAN
(Name of Plan)

HARDINGE INC
(Name of Issuer of the securities held pursuant to the Plan)


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

0-15760
(Commission File Number)

One Hardinge Drive Elmira, NY 14902
(Address of principal executive offices) (Zip code)

Registrant's telephone number including area code: (607) 378-4276

CR

HARDINGE INC. SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULE

Hardinge Inc. Savings Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Hardinge Inc. Savings Plan

Financial Statements and Schedule

Years ended December 31, 2002 and 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
1400 Key Tower
50 Fountain Plaza
Buffalo, New York 14202

Phone: (716) 843-5000
www.ey.com

Report of Independent Auditors

Advisory Committee of
The Hardinge Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hardinge Inc. Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 20, 2003

Hardinge Inc. Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Investments:		
Hardinge Inc. common stock	**$ 4,520,769**	$ 5,857,490
Common stock and fixed income investments	**20,497,819**	24,481,049
Loans receivable from participants	**801,933**	907,403
Total investments	**25,820,521**	31,245,942
Receivables:		
Employee contribution	**13,609**	14,344
Employer contribution	**-**	2,374
Interest and dividends	**826**	2,052
Total receivables	**14,435**	18,770
Cash and equivalents:		
Cash management fund	**708,730**	843,854
Net assets available for benefits	**$ 26,543,686**	$ 32,108,566

See accompanying notes.

Hardinge Inc. Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31	
	2002	**2001**
Additions		
Employer contributions	**$ 111,420**	$ 291,790
Employee contributions	**1,408,075**	2,031,098
Rollover contributions	**-**	7,576
Interest	**13,242**	40,308
Loan interest	**57,782**	73,024
Other	**3,446**	2,343
Dividends:		
Hardinge Inc. common stock	**57,621**	315,144
Other common stock	**186,488**	197,832
	1,838,074	2,959,115
Deductions		
Vested shares paid and cash withdrawals	**3,678,590**	2,580,354
Other	**6,316**	8,497
	(1,846,832)	370,264
Net realized and unrealized depreciation in fair value of investments	**(3,718,048)**	(5,312,936)
Net decrease	**(5,564,880)**	(4,942,672)
Net assets available for benefits at beginning of year	**32,108,566**	37,051,238
Net assets available for benefits at end of year	**$ 26,543,686**	$ 32,108,566

See accompanying notes.

1. Significant Accounting Policies

Valuation of Investments

Investments in all funds are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Where quoted market values are not available, marketable securities are valued at the most recent sales, trade, or current bid price. The common stock of Hardinge Inc. (Company) is stated at the last reported sales price on the last business day of the plan year at December 31, 2002 and 2001. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

Effective January 1, 1986 the Hardinge Inc. Profit Sharing Plan was restated to incorporate employee stock ownership and deferred employee savings provisions. The Hardinge Inc. Profit Sharing Plan is frozen and all participants in the profit sharing plan are 100% vested in their account balances.

The Plan is a defined contribution plan covering all eligible domestic employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees hired on or before December 31, 1986 became participants as of January 1, 1986. Other employees become participants as of the January 1 or July 1 following completion of one year of service which includes at least 1,000 or more hours of service.

2. Description of the Plan (continued)

Notwithstanding the previous, for the purpose of deferring a percentage of pre-tax salary for contribution to the 401(k) savings plan, employees are eligible after one month of service. Employees are entitled to receive retirement benefits at normal retirement age (65) or at early retirement age (55 with 15 years of service) in a lump sum, or in monthly, quarterly, semiannual, or annual installments of the total amount credited to their account. In addition, beginning in 1997, any participant who has attained age 59-1/2 may request a distribution of all or part of his account balance, which is attributable to Company contributions, made for Plan years commencing prior to January 1, 1986. Additionally, pursuant to a Plan amendment effective May 1, 2000, each participant may elect to transfer one hundred percent of their account attributable to Company contributions made for Plan years commencing prior to January 1, 1986 to the investment options available under the Plan, valued at the date of the transfer. The contributions made for plan years commencing prior to January 1, 1996 continued as the Hardinge Inc. Employee Stock Ownership and Savings Plan. The Plan name was changed to the Hardinge Inc. Savings Plan during 1996.

Upon the death of a participant, whether before or after his severance date, the balance in his account shall be paid to his beneficiary in a lump sum or in monthly, quarterly, semiannual, or annual installments. Employees who become totally and permanently disabled shall be deemed to have terminated employment at normal retirement dates and be eligible for benefits determined as if they had retired. Participants with five or more years of service can withdraw, in a lump sum, not less than 15% and not more than 25% of their account in the Discretionary Fund. Subsequent withdrawals cannot be made except at five-year intervals. Beginning in 1998, this fund is referred to as the Hardinge Profit Sharing Fund.

Individual participants who have reached age 55 and have become fully vested may elect to have their accounts segregated (segregated benefits) from the Hardinge Profit Sharing Fund and placed in the same selection of investment choices available to active Savings Plan participants. At the beginning of October 1998, all participants in the Hardinge Profit Sharing Fund, regardless of age, were given a one-time opportunity to self-direct their Profit Sharing Fund in the same investment choices available to the Savings Plan participants. The Hardinge Profit Sharing Fund holds and directs investments for any participants who chose not to self-direct.

2. Description of the Plan (continued)

The net assets available for segregated benefits at December 31 are as follows:

	Total Segregated Benefits	
	2002	**2001**
Investments:		
Hardinge Inc. common stock	**$ 41,935**	$ 49,593
Common stock and fixed income investments	**108,995**	188,856
Total investments	**150,930**	238,449
Interest and dividends receivable	**826**	2,052
Cash and equivalents:		
Cash management fund	**708,730**	843,854
Net assets available for benefits	**$ 860,486**	$ 1,084,355

The changes in the segregated benefits net assets for the year ended December 31 are as follows:

	Total Segregated Benefits	
	2002	**2001**
Additions		
Interest	**$ 13,242**	$ 40,308
Other	**3,443**	-
Dividends:		
Hardinge Inc. common stock	**518**	2,797
Other common stock	**1,704**	2,321
	18,907	45,426
Deductions		
Vested shares paid and cash withdrawals	**197,565**	348,976
	(178,658)	(303,550)
Net realized and unrealized depreciation in fair value of investments	**(45,211)**	(79,547)
Net decrease	**(223,869)**	(383,097)
Net assets available for benefits at beginning of year	**1,084,355**	1,467,452
Net assets available for benefits at end of year	**$ 860,486**	$ 1,084,355

2. Description of the Plan (continued)

Prior to October 1998, upon a participant's termination or retirement, the entire amount of an employee's vested account in the Hardinge Profit Sharing Fund was credited to the Segregated Benefits accounts, a series of physically segregated retirement accounts held at and administered by Chemung Canal Trust Company, from which future benefits were paid. Such Segregated Benefit accounts are invested by the trustees on behalf of the retiree in Fund A, a fixed income fund; Fund B, Hardinge Stock; Fund D, Vanguard Index Fund; or Fund E, Brandywine Fund - a growth stock fund.

Under the employee stock ownership provisions (formerly Stock Fund C now included in the Hardinge Stock Fund), participants were allocated shares of Hardinge Inc. stock based on a point system. One point was earned for each year of service and every $100 of an employee's compensation up to $30,000. Shares were allocated to a participant's account based on the ratio of the participant's points earned to total points earned for all participants. The employee stock ownership plan ended in 1995, when the Company contribution repaid the remaining balance of a loan from the Plan in full.

The Company matches 25% of employee contributions up to 5% of employee pay. In addition, the Company may contribute a discretionary contribution to the Plan to be allocated among all participants. These contributions and any subsequent earnings are directed by the Company to the Hardinge Stock Fund. The allocation follows the same guidelines that were used under the former employee stock ownership plan, noted above, except that one point is earned for every $100 of a participant's compensation up to $35,000. Effective July 2002, the Company suspended their matching contribution to the Plan.

The principal amount of loans to participants must be between $1,000 and $50,000 and cannot exceed 50% of the participant's account balance. A participant may have multiple outstanding loans, provided that the total of the loans do not exceed 50% of the participant's account balance and the total of the loans do not exceed $50,000. The interest rate applied to the loans is determined by the Company at the time the loan agreement is made and is based on current rates on similar loans offered by local commercial banks. Interest rates on loans outstanding as of December 31, 2002 and 2001 ranged from 5.25% to 10.5% each year. The interest rate applied to a participant's loan will remain fixed for the life of the loan. Loans must be repaid within five years, except loans used to purchase a participant's principal residence which may be repaid over a time determined to be reasonable by the Plan's Loan Committee. The loan must be repaid by payroll deductions over the term of the loan. If a participant's employment terminates for any reason, the total balance of the loan will become due immediately.

2. Description of the Plan (continued)

The Plan allows employees to defer from 1% to 20% of their pretax salary to the 401(k) savings plan.

Prior to October 1998, the Plan sponsor maintained an agreement with Chemung Canal Trust Company (Trustee). Participants could allocate their contributions between Fixed Income Securities (Fund A), Hardinge Inc. common stock (Fund B), an Index Stock Fund (Fund D), or a Growth Stock Fund (Fund E).

Effective October 1, 1998, the Plan sponsor entered into an agreement with Citistreet Global Advisors (Trustee).

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. Should the Plan terminate, 100% of each participant's account shall vest irrevocably and be subsequently distributed.

Participants may refer to the Summary Plan Description for more complete information.

Effective January 1, 2002, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

3. Investments

As discussed in Note 2, Plan assets for Segregated Benefits are held by a bank-administered trust fund. Assets for the remainder of the Plan are held at Citistreet Bank and Trust.

3. Investments (continued)

During 2002 and 2001, the Plan's investments (including investments bought and sold as well as held during the year) depreciated in fair value by ($3,718,048) and ($5,312,936), respectively, as follows:

	Net (Depreciation) Appreciation in Fair Value During the Year		Fair Value at End of Year	
	2002	**2001**	**2002**	**2001**
Fair value as determined by quoted market price:				
Common stocks and other investments	**$ (3,111,541)**	$ (2,560,436)	**$ 20,497,819**	$ 24,481,049
Common stock:				
Hardinge Inc., 468,641 and 530,244, respectively	**(606,507)**	(2,752,500)	**4,520,769**	5,857,490
	$ (3,718,048)	$ (5,312,936)	**$ 25,018,588**	$ 30,338,539

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31	
	2002	**2001**
Hardinge Inc. Common Stock	**$ 4,520,769**	$ 5,857,490
Hardinge Profit Sharing Fund	**1,546,227**	2,516,787
Stable Value Fund	**7,115,851**	5,859,508
SSGA Growth & Income Fund	**2,499,354**	3,659,251
SSGA S&P 500 Index Fund	**2,603,109**	3,750,906
Janus Balanced Fund	**1,485,738**	1,792,787
Franklin Small Cap	**1,067,299**	1,921,139

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 7, 2000 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-In-Interest

All fees for administrative services and legal expenses are paid by the Company.

Supplemental Schedule

Hardinge Inc. Savings Plan

EIN: 16-0470200 Plan Number: 002

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Principal or Shares	Description of Investment	Cost	Current Value
Common Stock:				
Segregated Benefits Fund B	5,083	Hardinge Inc. Common Stock*	$ 82,913	$ 41,935
Savings Plan - Hardinge Stock Fund	463,557.943	Units of Hardinge Inc. Common Stock*	5,547,795	4,478,834
		Common Stock Total	$ 5,630,708	$ 4,520,769
Mutual Funds:				
Segregated Benefits - Fund D	789.329	Vanguard Index Trust "500 Portfolio"	$ 60,114	$ 64,059
Segregated Benefits - Fund E	7,458.211	Brandywine Fund	77,261	44,936
Savings Plan - Franklin Small Cap Fund	48,624.099	Franklin Small Cap Fund	1,842,704	1,067,299
Savings Plan - Janus Overseas Fund	70,273.823	Janus Overseas Fund	1,995,643	1,074,487
Savings Plan - Janus Balanced Fund	83,094.941	Janus Balanced Fund	1,720,600	1,485,738
Savings Plan - Fidelity Advisor Equity Fund	1,605.552	Fidelity Advisor Equity Fund	75,055	54,220
Savings Plan - Putnam New Opportunities Fund	3,050.478	Putnam New Opportunities Fund	140,102	86,725
Savings Plan - Hardinge Profit Sharing Plan	116,310.920	Hardinge Profit Sharing Fund	1,693,800	1,546,227
Savings Plan - Stable Value Fund	4,644,902.338	Stable Value Fund	6,201,625	7,115,851
Savings Plan - Pimco Total Return Fund	122,053.560	Pimco Total Return Fund	1,290,824	1,302,311

*indicates a party-in-interest

Hardinge Inc. Savings Plan

EIN: 16-0470200 Plan Number: 002

Schedule H, Line 4(i)—Schedule of Assets
(Held at End of Year) (continued)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Principal or Shares	Description of Investment	Cost	Current Value
Mutual Funds (continued):				
Savings Plan - SSGA Core Opportunities	166,957.528	SSGA Core Opportunities Fund	$ 3,459,972	$ 2,499,354
Savings Plan - SSGA S&P 500 Index Fund	179,401.019	SSGA S&P 500 Index Fund	3,799,274	2,603,109
Savings Plan - SSGA Small Cap Fund	41,595.754	SSGA Small Cap Fund	827,120	733,333
Savings Plan - Scudder Growth & Income	47,160.637	Scudder Growth & Income Fund	1,190,298	753,627
Savings Plan - Vanguard Growth Equity Fund	10,021.501	Vanguard Growth Equity Fund	107,238	66,543
		Mutual Fund Total	$ 24,481,630	$ 20,497,819
Other:				
Savings Plan - Loan Fund		Loans receivable from participants (lowest interest rate 5.25%; highest interest rate 10.5%)	-	801,933

*indicates a party-in-interest

Exhibit 23(a)

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-65049) pertaining to the Hardinge Inc. Savings Plan of our report dated June 20, 2003 with respect to the financial statements and schedule of the Hardinge Inc. Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

June 25, 2003
Buffalo, New York

EXHIBIT 99.1

CERTIFICATION

In connection with the Form 11-K of the Hardinge Inc. Savings Plan (the "Registrant") for the year ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Douglas C. Tifft, Plan Committee Member of the registrant, and Richard L. Simons, Chief Financial Officer, Hardinge Inc. and Plan Committee Member, hereby certify, solely for the purpose of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of their knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.



DOUGLAS C. TIFFT

PLAN COMMITTEE MEMBER
JUNE 27, 2003



RICHARD L. SIMONS

EXECUTIVE VICE PRESIDENT and
CHIEF FINANCIAL OFFICER OF HARDINGE INC.,
Issuer of the securities held pursuant to the Plan
and PLAN COMMITTEE MEMBER
JUNE 27, 2003

SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARDINGE INC. SAVINGS PLAN
(Name of Plan)

June 27, 2003
Date

By: 
Richard L. Simons
Member
Hardinge Inc. Savings Plan Committee

June 27, 2003
Date

By: 
Douglas C. Tifft
Member
Hardinge Inc. Savings Plan Committee